

Joe Hipple · 2nd

CEO and Founder at F.E.A. | Strategies Group

Henderson, Nevada, United States · 500+ connections ·

Contact info

F.E.A. | Strategies Group, LLC

Providing services

Financial Advisory, Executive Coaching, Business Consulting, and Strategic Planning

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Featured

deliver and manage connected advertising, marketing content and in-stream experiences. ADMagine's ecosystems will offer the widest range of adaptive, engaged and immersive media services and advertising/branding experiences to a broad array of mobile handheld and wearable connected devices and other smart Internet of Things ("IoT") devices on a hyper-local, regional, national and global basis. Hipple is an expert in the mobile, entertainment and media industries.

Served as President, Chief Operating Officer, Director and Member of the Executive Committee of **People's Choice TV Corp.** (purchased by **Sprint Corp.**), one of the largest owners and operators of wireless frequencies in the country, assisted in raising private equity, public senior debt funding and bond offerings totaling over $360 million. He testified, as the representative of the wireless industry before the Senate Sub-Committee on Telecommunications to fight for equal access to programming for competitors to cable TV. As a Vice President and Area Manager of **Comcast Corporation**, he had management authority over the company's Philadelphia and Indianapolis-based areas, with over 400,000 customers and $300 million in revenue. Was a Founder and Chief Operating Officer of **Black Hawk Cable Communications Corp.**, a division of Black Hawk Broadcasting Network, purchased by **American Family Corporation (AFLAC)**, a 14-city multiple system operator in the Dallas/Fort Worth metro region that was sold to **CBS Inc.** Vice President and a **Director of the CBS Broadcasting Group** and was responsible for CBS Cable Systems and new market development throughout the United States. Also, served as a member of CBS's Strategic Planning and Evaluation Team of new business opportunities for CBS Corp throughout the United States.

Advisory Board member of **The Peninsula Group** that invests in the Pacific Rim, Spain and Brazil. Advisory Board member of **Sprowtt**, a FINRA, SEC approved funding company portal. Advisory Board member of **Music 4 Life** that specializes in wellness strategies through music medicine. Founder of **Reach Out-2-A Child (RO2AC)** a new fund that will contribute to children in need around the world to insure them a better life and a chance at success. Also, a **Co-Chair of the $53 million Capital Campaign** to build a

HippleBackgorundSummary.pdf

Experience

F.E.A. | Strategies Group, LLC

15 yrs

CEO and Founder

Full-time

Feb 2006 – Present · 14 yrs 11 mos

CEO and Founder

Jan 2006 – Present · 15 yrs

FEA / Strategies ("FEA") specializes in assisting start-ups evaluate their ideas, develop a strategic plan, create a financial and narrative model for presentation to potential investors and follow through expertise after the investment is closed. For investors, FEA provides experienced leadership to ensure their investment is secure and is not being spent I ...see more

Founder/CEO

ADMagine Media

Feb 2013 – Present · 7 yrs 11 mos

ADMagine Media is a disruptive 21st Century next new media company and a far-reaching Over-The-Top ("OTT") transmedia advertising and brandcasting as a service platform. It will create, deliver and manage connected advertising, marketing content and in-stream experiences. ADMagines's ecosystems will offer the widest range of adaptive, enga(...see more

Partner, Founder

NGSE Media

Feb 2007 – May 2013 · 6 yrs 4 mos

- Nationally-syndicated 24/7 network based in Las Vegas, NV.
- Focused on the worldwide gaming market.
- Will syndicate quality programming for the sports and gaming enthusiast across a broad array of multi-media platforms (Radio, TV, Cable TV, Satellite Radio and TV, Internet and M ...**see more**

FOUNDER
BLUELINK 600
Feb 2010 – Jan 2011 · 1 yr

BLUELINK 600 is a new advertising platform that beams through Wi-Fi, Bluetooth and other mobile applications advertising, branding and promotion messages directly to cell phones, digital signs and new portable devices. We will be launching throughout the United States and International locations this summer. National advertisers and businesses will have a ...**see more**

President & CEO, Founder
Volare Broadband
Jun 2001 – Sep 2004 · 3 yrs 4 mos

- New fixed-wireless broadband telecommunications company.
- Telecommunications platform that delivered a compelling value proposition of lower deployment and operating costs.
- High capacity, high performance, WiMAX last mile solution that fully integrated voi ...**see more**

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Education



Bryant and Stratton College
Business Admin, Marketing/Advertising
Activities and Societies: President of the Student Body

Skills & endorsements

Start-ups · 71

 Endorsed by **Jim Beach and 2 others who are highly skilled at this**

Integrated Marketing · 50

 Endorsed by **Dave Presher ★★★, who is highly skilled at this**

Advertising · 48

 Endorsed by **Shane Lloyd and 1 other who is highly skilled at this**

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Recommendations

Received (3)   Given (5)



Rosina Morris
Semi-retired Business, Cruise and Vacation Consultant, in Suntree, FL
February 14, 2013, Rosina reported directly to Joe

The associates at PCTV were led by Joe Hipple through example and training; working tirelessly side by side with the staff on each and every aspect of the business. I found the most noteworthy attributes of Joe is his honesty and that he treats all with respect and kindness.



Ken Van Vranken
Retired-thanks to those that I have worked with over the years around the world.

I have known Joe for the better part of 2 decades. Joe hired my company, Call Center Resources while he was President of People's Choice TV. I quickly found that Joe was an exceptional

I am very lucky to have met you. And a very heartfelt thank you to those that have helped me support St Jude Children's Research Hospital

July 22, 2011, Ken reported directly to Joe

leader with a deep understanding of complex marketing methodologies, Joe also a very strong organizationa... **See more**

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